UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 6, 2008

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ✓             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                       No       ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                       No       ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                       No       ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 19

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Q3 Results – solid revenue growth across all our businesses”, dated November 6, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 6, 2008	By:	/s/ PAUL CHAMBERS/
Paul Chambers
Company Secretary

Item 1

Smith & Nephew plc	T 44 (0) 207 401 7646
15 Adam Street	F 44 (0) 207 960 2350
London WC2N 6LA	www.smith-nephew.com
England

Smith & Nephew Q3 results – solid revenue growth across all our businesses

6 November 2008

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the third quarter ended 27 September 2008.

	3 months* to			9 months to
	27 Sept 2008	29 Sept 2007	underlying increase	27 Sept 2008	29 Sept 2007	underlying increase
	$m	$m	%	$m	$m	%
Revenue	930	845	7	2,841	2,402	6
Trading profit[2]	174	169	1	554	484	5
Operating profit2 5	135	68		451	343
Trading margin (%)	18.7	20.0		19.5	20.1
EPSA (cents)[3]	12.2	11.8		39.0	35.4
EPS (cents)[5]	8.4	3.1		29.3	23.8
Business Unit revenue[1]
Orthopaedics	513	469	6	1,608	1,308	5
Endoscopy	195	176	8	594	531	8
Advanced Wound Management	222	200	8	639	563	7

*	Q3 2008 comprises 63 trading days (2007 - 63 trading days)

Q3 Commentary

•	Reported revenue up 10% to $930 million, underlying growth of 7% (9% excluding Plus impact4)

•	Reported trading profit $174 million up 3%, up 1% underlying

•	EPSA up by 3% to 12.2 cents

•	Orthopaedics grew revenues by 6% (9% excluding Plus impact)

•	Endoscopy delivered 8% revenue growth with improved US performance

•	Advanced Wound Management again outperformed the market, benefiting from a stronger US performance and NPWT activity

•	Short-term margins impacted by Plus, NPWT investment and compliance costs. EIP target unchanged.

Commenting on the third quarter, David Illingworth, Chief Executive of Smith & Nephew, said:

“This has been a solid quarter for Smith & Nephew. Orthopaedic Reconstruction growth was driven by our global knee franchise and we are pleased with the continued improvement in US Trauma revenues. Our US Endoscopy business saw a second quarter of sequential revenue growth and in Advanced Wound Management we again outperformed the market.

Our sales performance in the first three quarters has been good and we have continued to see resilient demand for our products. While the world economic outlook is uncertain, I believe our innovative product lines and the strong healthcare economic benefits that they bring, position us well for continued sustainable profitable growth.”

News

Analyst conference call

An analyst conference call to discuss Smith & Nephew’s third quarter results will be held at 1.30pm GMT/8.30am EST today, Thursday 6 November. This will be broadcast live on the company’s website and will be available on demand shortly following the close of the call at http://www.smith-nephew.com/Q308. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0) 201 104 3230 in the UK or +1 866 924 9856 in the US. Analysts should contact Julie Allen on +44 (0)20 7960 2254 or by email at julie.allen@smith-nephew.com for conference details.

Notes

[1]

Unless otherwise specified as ‘reported’, all revenue increases throughout this document are underlying increases after adjusting for the effects of currency translation and acquisitions. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

[2]

A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation and acquisitions.

[3]

Adjusted earnings per ordinary share (“EPSA”) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, acquisition related costs, amortisation of acquisition intangibles and taxation thereon. See note 2 to the financial statements.

[4]	Adjusted for the impact of Plus sales lost due to unacceptable sales practices in parts of Europe.

[5]

Operating profit and earnings per share for the comparative 3 months and 9 months ended 29 September 2007 have been adjusted for the finalisation of IFRS 3 acquisition accounting for Plus and BlueSky. See note 1 to the financial statements.

[6]	All numbers given are for the quarter ended 27 September 2008 unless stated otherwise.

Enquiries

Investors
Liz Hewitt	+44 (0) 20 7401 7646
Phil Cowdy
Smith & Nephew

Media
Jon Coles	+44 (0) 20 7404 5959
Justine McIlroy
Brunswick – London

Cindy Leggett-Flynn	+1 (212) 333 3810
Brunswick – New York

Third Quarter Results

Market conditions across our businesses during the quarter have been resilient, with positive market trends in the US and the rest of the world off-setting a softer European market.

We generated revenues of $930 million, growth of 10% on a reported basis and underlying growth of 7% on the same period last year, after adjusting for movements in currency of 3%.

Trading profit in the quarter was $174 million, representing underlying growth of 1%. The Group trading margin was 18.7%. In the short-term our margin is being impacted by ongoing lost sales from Plus and our continuing investment in the attractive Negative Pressure Wound Therapy (“NPWT”) market, where billing accounts have grown substantially on the previous quarter. As previously disclosed, we are incurring significant incremental compliance costs in relation to our US Orthopaedic Reconstruction business. In addition, we have decided to roll out our enhanced global compliance programme, harmonising and reinforcing our procedures across all our businesses and the regulatory regimes in which we operate. We do not expect these costs to impact our margin target for 2010 which continues to be unchanged.

The net interest charge was $16 million.

The tax charge was at the estimated effective rate for the full year of 31% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. Attributable profit before the costs of restructuring and rationalisation, acquisition related costs and amortisation of acquisition intangibles and taxation thereon was $107 million.

Adjusted earnings per share increased by 3% to 12.2¢ (61.0¢ per American Depositary Share, “ADS”). Basic earnings per share was 8.4¢ (42.0¢ per ADS) compared with 3.1¢ (15.5¢ per ADS) in 2007.

Trading cash flow (defined as cash generated from operations less capital expenditure but before the costs of macrotextured settlements, acquisition related costs and restructuring and rationalisation costs) was $180 million in the quarter reflecting a trading profit to cash conversion rate of 103%.

Net debt decreased by $113 million in the quarter to $1,392 million.

The Group purchased 4 million of its own shares during the quarter at a cost of $46 million and since our programme began in early 2007 we have purchased 68 million shares at a cost of $833 million. However, in light of the current conditions in the financial markets, we have decided to suspend our share buyback programme. There has been no change in our long term target balance sheet, our expectations of cash generation or our acquisition policy. We will keep the programme under review going forward.

Orthopaedics

Orthopaedics (which includes Reconstruction, Trauma and Clinical Therapies) grew revenues by 6% in the quarter to $513 million. This was driven by our global knee franchise and the continued improvement of the US Trauma business, offsetting the impact of Plus lost sales (due to the previously announced unacceptable sales practices in parts of Europe).

Geographically, Orthopaedics grew by 9% in the US, fell by 5% in Europe (grew by 3% excluding Plus impact) and grew by 21% in the rest of the world.

Orthopaedic Reconstruction revenues grew at 6%, compared to the market rate of 7%. Excluding the Plus impact, we estimate Orthopaedic Reconstruction grew at 8%. In the US, Reconstruction grew at 8%. Within Europe we continue to work through the remaining issues of the Plus integration.

Global hip growth was 3%, as BIRMINGHAM HIPà Resurfacing System (“BHRà”) revenue growth in the US slowed after a very strong US launch and the building of a significant market position. We are now in the next phase of development and face a range of competitor responses to our success with BHR, including the use of large metal-on-metal heads on traditional hip stems. We are taking measures to address this, including reinforcing the strong clinical data on BHR and introducing additional BHR implant sizes.

Our global knee franchise, including the JOURNEYà Bi-cruciate Stabilized Knee System and LEGIONà Total Knee System, continued its growth delivering 10% this quarter, reinforced by our marketing campaigns and broad product ranges.

Orthopaedic Trauma revenues grew by 5% to $108 million (9% excluding Plus impact) in the quarter. In the US, Trauma revenues grew by 8%, up from 4% in Q2 and 1% in Q1, reflecting the refocusing of our trauma and full line orthopaedic sales teams. This continuing momentum, and our strong product range, underpins our objective of achieving trauma market growth rates in the US by the year end.

We’ve seen accelerated growth in the hip fracture segment due to strong product performance of our TRIGEN à INTERTAN nail, as well as the release of the PERI-LOCà PFP, our proximal femur locking plate system. In addition, we have continued to invest in our intramedullary nail franchise with the release of the TRIGENà Humeral Nail System, and in the external fixation space with recent extensions in our JET-Xà brand.

Clinical Therapies grew revenues by 10% (12% excluding Plus impact), again driven by strong sales growth from our EXOGEN 4000+à Ultrasound Bone Healing System and DUROLANE® Hyaluronic Acid Stabilised Single Injection.

Across Orthopaedics, in the former Plus businesses, revenues in the quarter were reduced by an estimated $13 million and trading profits by $7 million due to our harmonisation of sales practices. We continue to expect that the revenue impact in a full twelve month period will be $100 million.

The trading margin for Orthopaedics in the quarter was 19.9%, a decrease of 170 basis points, as our operational improvements were outweighed by the short-term impact of Plus lost sales and related expenses, together with additional regulatory compliance costs, much of which is in the US. In the full year, we expect the additional compliance costs to be approximately $30 million, of which two thirds have been incurred to date.

Endoscopy

Endoscopy revenues increased by 8% to $195 million with US sales performance continuing to improve following the actions we have taken throughout the year.

US revenues grew by 7%, up from 4% in Q2 and -3% in Q1. The restructuring of the sales force by region, the increasing specialisation of sales representatives and additional investment have all contributed to this improvement. Revenues in Europe increased by 6% and the rest of the world again delivered a strong performance at 13%.

By business, Arthroscopy grew 8% and Visualisation 9%. Within Arthroscopy, as anticipated, we experienced strong growth in repair products, with our knee, shoulder and developing hip ranges all selling well. In Visualisation, our HD camera offering continues to be well received and is driving growth.

This quarter we launched globally the bioabsorbable BIOSUREà HA Interference Screw, expanding our knee repair range.

The trading margin of 17.1%, a decrease of 190 basis points, has been affected by increased litigation costs, including the defence of our intellectual property, and an increased investment in developing our US sales force.

Advanced Wound Management

Advanced Wound Management again outperformed the market, benefiting from an improvement in US revenue growth. Margins continued to reflect our investment in the substantial Negative Pressure Wound Therapy (“NPWT”) opportunity.

Revenues grew by 8% to $222 million, compared to the market rate of 7%. US revenues grew by 8%, continuing the improving trend from the previous quarter. European revenues grew at 7% to $120 million, with some weakness in southern Europe being balanced elsewhere, and the rest of the world increased by 11%.

Our Infection Management product range grew by 13%. We saw good progress from the continued success of ALLEVYN à Ag dressings, which were launched in late 2007. ALLEVYN Ag Heel will soon be launched, supporting our strong position in this therapy sector. Exudate Management grew by 6%, as positive European and Australian sales were partially offset by weaker US performance.

In NPWT, we continue to make progress. Billing accounts were up 25% at the period end on the previous quarter and customer feedback continues to be strong. We are focused on bringing a continuous series of product and service enhancements to customers.

Our new low cost manufacturing base in China remains on track with the first teams of Chinese operators commencing training in Largo, Florida.

Advanced Wound Management’s margin of 17.2%, an increase of 20 basis points, reflects the margin improvements achieved to date through our Earnings Improvement Programme (“EIP”) offset by our ongoing global investment in NPWT.

Year to Date Results

Reported revenues increased by 18% to $2,841 million compared to the same period last year, with underlying growth at 6%.

Reported trading profit for the year to date was up 14% to $554 million with trading margin higher at 19.5%. The net interest charge was $49 million. The tax charge of $142 million reflects the estimated effective rate for the year of 31%. Adjusted attributable profit of $346 million is before the costs of restructuring and rationalisation, acquisition related costs, amortisation of acquisition intangibles and taxation thereon. Attributable profit was $260 million.

EPSA rose by 10% to 39.0¢ (195.0¢ per ADS). Reported basic earnings per share were 29.3¢ (146.5¢ per ADS).

Trading cash flow was $453 million compared with $402 million a year ago. This is a trading profit to cash conversion ratio of 82% compared with 83% a year ago.

The Group purchased 16 million of its own shares during the year to date at a cost of $193 million.

Outlook

In Orthopaedic Reconstruction we expect our US business to grow at close to market growth rates for the remainder of 2008 and for our European business to continue to be impacted by Plus. Our Orthopaedic Trauma business is expected to return to market growth rates in the US by the end of the year. We continue to expect that the impact of harmonisation of selling practices in the former Plus business will be $100 million in revenue in the full twelve month period.

We continue to expect Endoscopy to grow slightly behind the market in 2008.

Advanced Wound Management has grown at around market rate for the last two quarters and we expect this to continue. In line with previous guidance, we do not expect NPWT to earn a profit for the next few quarters.

We remain confident with the longer term improvement our EIP initiatives will have on our margins. In the short term, our margins will continue to be impacted by Plus and our investment in NPWT. In addition, we believe that the higher cost of meeting our industry’s drive for greater investment in regulatory compliance procedures will continue.

We are sensitive to the impact that the current economic turmoil may have on the patients, surgeons and healthcare systems we serve. Against this background, we continue to be focused on driving efficiencies and tightly managing costs through the EIP as well as preserving our flexibility through the prudent management of the balance sheet and our financial structure. We believe our innovative product lines, and the strong healthcare economic benefits they bring, position us well for continued sustainable profitable growth.

About Us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, including Reconstruction, Trauma and Clinical Therapies; Endoscopy and Advanced Wound Management. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company operates in 32 countries around the world. Annual sales in 2007 were nearly $3.4 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

DUROLANE® is a trademark of Q-Med AB.

SMITH & NEPHEW plc

2008 QUARTER THREE RESULTS

Unaudited Group Income Statement for the 3 months and 9 months to 27 September 2008

3 Months 2007 (B)	3 Months 2008		Notes	9 Months 2008	9 Months 2007 (B)
$m	$m			$m	$m
845	930	Revenue	3	2,841	2,402
(271)	(274)	Cost of goods sold		(815)	(701)

574	656	Gross profit		2,026	1,701
(470)	(477)	Selling, general and administrative expenses		(1,460)	(1,258)
(36)	(44)	Research and development expenses		(115)	(100)

68	135	Operating profit	4	451	343
1	—	Interest receivable		5	8
(14)	(16)	Interest payable		(54)	(22)
(1)	—	Other finance (costs)/income		(1)	3
—	—	Share of results of associates		1	—

54	119	Profit before taxation		402	332
(26)	(45)	Taxation	10	(142)	(110)

28	74	Attributable profit (A)		260	222

		Earnings per share (A)	2
3.1 ¢	8.4 ¢	Basic		29.3 ¢	23.8 ¢
3.1 ¢	8.3 ¢	Diluted		29.1 ¢	23.7 ¢

Unaudited Group Statement of Recognised Income & Expense for the 3 months and 9 months to 27 September 2008
3 Months 2007 (B)	3 Months 2008			9 Months 2008	9 Months 2007 (B)
$m	$m			$m	$m
27	(81)	Exchange adjustments		(41)	40
(9)	12	Net gains/(losses) on cash flow hedges		18	(12)
(10)	51	Actuarial (losses)/gains on defined benefit pension plans		(16)	44
5	(17)	Taxation on items taken directly to equity		1	(14)

13	(35)	Net (expense)/income recognised directly in equity		(38)	58
28	74	Attributable profit		260	222

41	39	Total recognised income and expense (A)		222	280

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.
B	As adjusted for the final fair value adjustments relating to the Plus and BlueSky acquisitions – see Note 1 and Note 6.

SMITH & NEPHEW plc

2008 QUARTER THREE RESULTS continued

Unaudited Group Balance Sheet as at 27 September 2008

31 Dec 2007 (B)		Notes	27 Sep 2008	29 Sep 2007 (B)
$m			$m	$m
	ASSETS
	Non-current assets
742	Property, plant and equipment		755	730
1,225	Goodwill		1,225	1,197
419	Intangible assets		397	429
9	Investments		7	9
11	Investment in associates		12	10
136	Deferred tax assets		147	99

2,542			2,543	2,474
	Current assets
834	Inventories		901	851
915	Trade and other receivables		932	855
170	Cash and bank		149	99

1,919			1,982	1,805

4,461	TOTAL ASSETS		4,525	4,279

	EQUITY AND LIABILITIES
190	Called up equity share capital		190	190
356	Share premium account		373	349
(637)	Treasury shares		(827)	(475)
1,907	Accumulated profits and other reserves		2,036	1,850

1,816	Equity attributable to equity holders of the parent		1,772	1,914
—	Minority interest in equity		—	4

1,816	Total equity	13	1,772	1,918

	Non-current liabilities
36	Long-term borrowings		1,392	40
184	Retirement benefit obligation		183	139
47	Other payables due after one year		37	64
33	Provisions due after one year		33	36
57	Deferred tax liabilities		65	55

357			1,710	334

	Current liabilities
1,442	Bank overdrafts and loans due within one year		154	1,189
562	Trade and other payables		630	568
80	Provisions due within one year		65	69
204	Current tax payable		194	201

2,288			1,043	2,027

2,645	Total liabilities		2,753	2,361

4,461	TOTAL EQUITY AND LIABILITIES		4,525	4,279

SMITH & NEPHEW plc

2008 QUARTER THREE RESULTS continued

Unaudited Condensed Group Cash Flow Statement for the 3 months and 9 months to 27 September 2008

3 Months 2007 (B)	3 Months 2008		9 Months 2008	9 Months 2007 (B)
$m	$m		$m	$m
		Net cash inflow from operating activities
54	119	Profit before taxation	402	332
13	16	Net interest payable	49	14
67	69	Depreciation, amortisation and impairment	194	163
34	—	Utilisation of Plus inventory stepped-up on acquisition	15	44
6	7	Share based payment expense	17	19
—	—	Share of results of associates	(1)	—
(12)	12	Movement in working capital and provisions	(95)	(101)

162	223	Cash generated from operations (C)	581	471
(13)	(15)	Net interest paid	(46)	(14)
(57)	(46)	Income taxes paid	(142)	(168)

92	162	Net cash inflow from operating activities	393	289

		Cash flows from investing activities
—	—	Acquisitions (Net of $18 million of cash acquired with Plus in 2007)	(13)	(737)
(34)	(64)	Capital expenditure	(198)	(139)

(34)	(64)	Net cash used in investing activities	(211)	(876)

58	98	Cash flow before financing activities	182	(587)

		Cash flows from financing activities
4	6	Proceeds from issue of ordinary share capital	17	21
—	—	Equity dividends paid	(66)	(63)
170	(36)	Cash movements in borrowings	64	878
(255)	(52)	Purchase of treasury shares	(193)	(476)
—	2	Proceeds from own shares	2	—
(2)	—	Settlement of currency swaps	(7)	(10)

(83)	(80)	Net cash (used in)/from financing activities	(183)	350

(25)	18	Net (decrease)/increase in cash and cash equivalents	(1)	(237)
80	95	Cash and cash equivalents at beginning of period	109	291
4	(4)	Exchange adjustments	1	5

59	109	Cash and cash equivalents at end of period (D)	109	59

C	After $9 million (2007 – $6 million recovered) unreimbursed by insurers relating to macrotextured knee revisions, $35 million (2007 – $15 million) of acquisition related costs, $26 million (2007 – $31 million) of outgoings on restructuring and rationalisation costs in the nine months and in 2007 a legal settlement of $30 million.
D	Cash and cash equivalents at the end of the period are net of overdrafts of $40 million (2007 – $40 million).

SMITH & NEPHEW plc

2008 QUARTER THREE RESULTS continued

NOTES

1.	These interim financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2007, these policies are not expected to significantly differ from those that will be used in the annual accounts of the Group for the year ended 31 December 2008. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 1985. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The financial information contained in this document does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. The auditors have issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2007, which have been delivered to the Registrar of Companies.

The balance sheet as at 29 September 2007 has been amended to include the final fair value adjustments to the balance sheets of the Plus Orthopedics Holding AG (“Plus”) and BlueSky Medical Group Inc. (“BlueSky”) acquisitions (see Note 6), presented provisionally at the time of the Q3 2007 announcement. The impact of these amendments is to reclassify $76 million to goodwill from other assets and liabilities on the balance sheet, principally intangible assets ($74 million), inventory ($10 million) and deferred taxation ($10 million). The impact of these amendments on the income statement presented for the period to 29 September 2007 is to increase profit before taxation by $4 million (recognising the reduced amortisation of acquisition intangibles and the utilisation of Plus inventory stepped-up to fair value on acquisition) and taxation by $3 million. As a result both reported basic and diluted earnings per share have increased by 0.7¢.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 888 million (2007 – 931 million). The diluted weighted average number of ordinary shares in issue is 893 million (2007 – 935 million).

3 Months 2007	3 Months 2008			Notes	9 Months 2008		9 Months 2007
$m	$m				$m		$m
28	74		Attributable profit		260		222
			Adjustments:
4	11		Restructuring and rationalisation costs	5	25		27
56	15		Acquisition related costs	7	48		65
30	—		Legal settlement	8	—		30
11	13		Amortisation of acquisition intangibles		30		19
(21)	(6)		Taxation on excluded items		(17)		(33)

108	107		Adjusted attributable profit		346		330

11.8¢	12.2	¢	Adjusted earnings per share		39.0	¢	35.4	¢
11.8¢	12.0	¢	Adjusted diluted earnings per share		38.7	¢	35.3	¢

SMITH & NEPHEW plc

2008 QUARTER THREE RESULTS continued

NOTES

3.	Revenue by segment for the three months and nine months to 27 September 2008 was as follows:

3 Months 2007	3 Months 2008		9 Months 2008	9 Months 2007	Underlying growth in revenue
$m	$m		$m	$m	%
					3 Months	9 months
		Revenue by business segment
469	513	Orthopaedics	1,608	1,308	6	5
176	195	Endoscopy	594	531	8	8
200	222	Advanced Wound Management	639	563	8	7

845	930		2,841	2,402	7	6

		Revenue by geographic market
379	411	United States	1,208	1,132	8	5
304	324	Europe (E)	1,067	818	1	2
162	195	Africa, Asia, Australasia & Other America	566	452	16	15

845	930		2,841	2,402	7	6

E	Includes United Kingdom nine months revenue of $244 million (2007 – $219 million) and three months revenue of $77 million (2007 – $79 million).

The Reconstruction and Trauma and Clinical Therapies segments reported separately in the annual accounts of the Group for the year ended 31 December 2007 are now combined into a single reporting segment named Orthopaedics. This reflects the unification of the management reporting structure for these businesses that was announced earlier in the year. Revenue, trading profit and operating profit comparative figures have consequently been restated.

Underlying revenue growth is calculated by eliminating the effects of translational currency and acquisitions. For business combinations completed in the prior year, prior year revenue is adjusted to include a full year of revenue from the sales of products acquired, calculated by adding back revenue from sales of products in the period prior to the Group’s ownership.

Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Acquisitions effect	Underlying growth in revenue
	%	%	%	%
9 Months
Orthopaedics	23	(5)	(13)	5
Endoscopy	12	(4)	—	8
Advanced Wound Management	13	(6)	—	7

	18	(5)	(7)	6

3 Months
Orthopaedics	9	(3)	—	6
Endoscopy	11	(3)	—	8
Advanced Wound Management	11	(3)	—	8

	10	(3)	—	7

SMITH & NEPHEW plc

2008 QUARTER THREE RESULTS continued

NOTES

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2007	3 Months 2008		Notes	9 Months 2008	9 Months 2007

$m	$m			$m	$m
68	135	Operating profit		451	343
4	11	Restructuring and rationalisation costs	5	25	27
56	15	Acquisition related costs	7	48	65
30	—	Legal settlement	8	—	30
11	13	Amortisation of acquisition intangibles		30	19

169	174	Trading profit		554	484

Trading and operating profit by segment for the three months and nine months to 27 September 2008 were as follows:

		Trading Profit by business segment
101	103	Orthopaedics		354	293
34	33	Endoscopy		113	99
34	38	Advanced Wound Management		87	92

169	174			554	484

		Operating Profit by business segment
6	76	Orthopaedics		276	171
32	32	Endoscopy		109	94
30	27	Advanced Wound Management		66	78

68	135			451	343

5.	Restructuring and rationalisation costs comprise $25 million (2007 – $30 million) relating to the earnings improvement programme, mainly redundancy, consultancy and manufacturing rationalisation costs and in 2007 a release of $3 million relating to the write back of prior year’s provisions.

6.	On 31 May 2007 the Group completed the acquisition of Plus, a private Swiss orthopaedic company for a total of CHF 1,091 million ($889 million) in cash, including assumed debt. This has been integrated into the Group’s Orthopaedics business segment.

At 31 December 2007 the cost of the Plus acquisition was allocated on a provisional basis to the assets acquired and liabilities assumed on acquisition. In 2008, fair value adjustments were revised to reflect improved knowledge of the Plus business. As a result of the final allocation of the purchase price that was completed by 31 May 2008 in accordance with the time line stipulated in IFRS 3 Business Combinations: goodwill was increased by $24 million, intangible assets were decreased by $27 million and other assets increased by $3 million. Accordingly the balance sheet as at 31 December 2007 has been adjusted. These fair value adjustments had a negligible affect on the income statement presented for the year to 31 December 2007.

On 10 May 2007 Smith & Nephew acquired BlueSky for an initial payment of $15 million with further milestone payments of up to $95 million related to revenues and other events. The cost was assessed as $50 million. This has been integrated into the Group’s Advanced Wound Management business segment.

SMITH & NEPHEW plc

2008 QUARTER THREE RESULTS continued

NOTES

7.	Acquisition related costs comprise $33 million relating to Plus integration (2007 – $24 million), $15 million (2007 – $44 million) relating to the utilisation of the Plus inventory stepped-up to fair value on acquisition and in 2007 a release of $3 million relating to an over provision of bid related costs from 2006.

8.	The legal settlement of $30 million in 2007 relates to the civil settlement agreement with the US Department of Justice following an industry wide investigation.

9.	The cumulative number of revisions of the macrotextured knee product was 1,037 on 27 September 2008 compared with 1,036 at the end of Quarter Two 2008. This represents 35% of the total implanted. Settlements with patients have been achieved in respect of 994 revisions (Quarter Two 2008 – 993 settlements). $32 million of provision remains to cover future settlement costs.

10.	Taxation of $159 million (2007 – $143 million) for the nine months on the profit before restructuring and rationalisation costs, acquisition related costs, legal settlement and amortisation of acquisition intangibles is at the full year estimated effective rate. In 2008, a taxation benefit of $17 million (2007 – $33 million) arose on restructuring and rationalisation costs, acquisition related costs, legal settlement and amortisation of acquisition intangibles. Of the $142 million (2007 – $110 million) taxation charge for the nine months, $96 million (2007 – $82 million) relates to overseas taxation.

11.

The 2007 second interim dividend of $66 million was paid on 9 May 2008. The first interim dividend for 2008 of 4.96 US cents per ordinary share was declared by the Board on 7 August 2008. This is payable on 7 November 2008 to shareholders whose names appear on the register at the close of business on 17 October 2008. Those shareholders whose address on the register is in the UK, and those who have elected to receive sterling dividends, will receive a dividend of 2.875 pence per ordinary share. Shareholders may participate in the dividend re-investment plan.

12.	As at 27 September 2008, 68,240,200 (31 December 2007 – 51,955,000) ordinary shares had been purchased under the share buy back programme that commenced in February 2007. The cost of the shares purchased in 2008 was $193 million (2007 – $476 million).

13.	The movement in total equity for the nine months to 27 September 2008 was as follows:

	2008	2007
	$m	$m
Opening equity as at 1 January	1,816	2,174
Attributable profit	260	222
Equity dividends paid or accrued	(109)	(104)
Exchange adjustments	(41)	40
Net gains/(losses) on cash flow hedges	18	(12)
Actuarial (losses)/gains on defined benefit pension plans	(16)	44
Share based payment recognised in the income statement	17	19
Taxation on items taken directly to equity	1	(14)
Purchase of treasury shares	(193)	(476)
Proceeds from own shares	2	—
Issue of ordinary share capital	17	21

Closing equity attributable to equity holders of the parent	1,772	1,914
Minority interest arising on business combination	—	4

Closing total equity	1,772	1,918

SMITH & NEPHEW plc

2008 QUARTER THREE RESULTS continued

NOTES

14.	Net debt as at 27 September 2008 comprises:

	2008	2007
	$m	$m
Cash and bank	149	99
Long-term borrowings	(1,392)	(40)
Bank overdrafts and loans due within one year	(154)	(1,189)
Net currency swap assets/(liabilities) (F)	5	(6)

	(1,392)	(1,136)

The movements in the nine months were as follows:

Opening (net debt)/net cash as at 1 January	(1,310)	210
Cash flow before financing activities	182	(587)
New finance leases	—	(7)
Facility fee capitalised into borrowings	2	—
Debt and finance leases acquired with Plus	—	(181)
Proceeds from issue of ordinary share capital	17	21
Purchase of treasury shares	(193)	(476)
Proceeds from own shares	2	—
Equity dividends paid	(66)	(63)
Exchange adjustments	(26)	(53)

Closing net debt	(1,392)	(1,136)

F	Net currency swap assets of $5 million (2007 – $6 million liabilities) comprise $5 million (2007 – nil) of current asset derivatives within trade and other receivables and no (2007 – $6 million) current liability derivatives within trade and other payables.

SMITH & NEPHEW plc

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial information in the interim financial report for the three and nine months ended 27 September 2008 which comprises the Group Income Statement, Group Statement of Recognised Income and Expense, Group Balance Sheet, Condensed Group Cash Flow Statement and the related notes 1 to 14. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial information.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with International Accounting Standards 34, “Interim Financial Reporting”, as adopted by the European Union.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The financial information included in this interim financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial information for the three and nine months ended 27 September 2008 based on our review.

Scope of Review

We conducted our review in accordance with ISRE 2410 (UK and Ireland), “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information for the three and nine months ended 27 September 2008 is not prepared, in all material aspects, in accordance with International Accounting Standard 34 as adopted by the European Union.

Ernst & Young LLP
London

6 November 2008